Filed by Fifth Third Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Capital Holdings, Inc.
Exchange Act File Number 000-21680

FIFTH THIRD BANK ACQUIRES

CAPITAL BANK — TOLEDO, OHIO

Transaction Summary

Purchase Price	$234 million

Price/Earnings (LTM 9/30/00)	20.7

Price/Book	2.47

Asset Size	$1.1 billion

# of Employees	132

Franchise at a Glance

•	Strong, experienced management team

•	Combines the premier commercial banking franchises in the Toledo market

•	Attractive clientele; broader product offerings combine to expand commercial opportunity

•	Following market share in Toledo, Ohio MSA:

		TOTAL
	MARKET	DEPOSITS
NAME	SHARE	(000s)

FIFTH THIRD	26.04%	$1,848,214

KeyCorp	13.82	980,858

Charter One Financial	12.37	877,992

Sky Financial	11.29	801,562

Huntington	9.83	697,726

National City	8.83	626,383

All Others	17.82	1,265,034

Total	100.00%	$7,097,769